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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

      Solicitation/Recommendation Statement under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                              REXALL SUNDOWN, INC.

                           (Name of Subject Company)

                              REXALL SUNDOWN, INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   761648104

                     (CUSIP Number of Class of Securities)

                            ------------------------

                              RICHARD WERBER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              REXALL SUNDOWN, INC.
                         6111 BROKEN SOUND PARKWAY, NW
                           BOCA RATON, FLORIDA 33487
                                 (561) 241-9400

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                              PAUL BERKOWITZ, ESQ.
                            GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
                                  INTRODUCTION

    This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 5, 2000 (as amended, the "Schedule 14D-9") of Rexall Sundown, Inc., a Florida corporation ("Company"), relates to the offer by Nutricia Investment Corp., a Florida corporation (the "Purchaser") and an indirect wholly owned subsidiary of Koninklijko Numico N.V., a company incorporated under the laws of the Netherlands ("Numico"), to purchase all of the outstanding shares of Common Stock (as defined below) of the Company, pursuant to an Agreement and Plan of Merger dated as of April 30, 2000, among the Company, Numico and the Purchaser (the "Merger Agreement") for a purchase price of $24.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2000, and in the related Letter of Transmittal. This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms not defined herein have the meanings set forth in the Schedule 14D-9 filed on May 5, 2000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    Item 4(b)(i) of the Schedule 14D-9 is hereby amended and supplemented to include the following immediately prior to the last paragraph thereof:

           "On May 17, 2000, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired. No further approvals or clearances relating to antitrust laws are required in connection with the Offer or Merger.

           On May 22, 2000, the Board met and was briefed by counsel and Company management as to the status of the litigation captioned LAWRENCE PECCATIELLO V. CARL DESANTIS, ET AL, Case No. CL00-4284AO pending before the Circuit Court of the 15th Judicial Circuit, in and for Palm Beach County, Florida (the 'Litigation') and the proposed settlement thereof on the terms set forth in Item 8 hereof, including, among other things, amendments to the Merger Agreement (the 'Amendment') providing for:
       (a) the reduction of the Termination Fee set forth in the Merger Agreement from U.S. $65 million to U.S. $50 million and the reduction of the maximum transaction expense reimbursement payable by the Company to Numico in connection with a termination of the Merger Agreement from U.S. $14 million to U.S. $10 million; and (b) notwithstanding the fact that the Florida Business Corporation Act (the 'FBCA') might not provide dissenters' rights to shareholders of the Company in connection with the Merger, granting all shareholders complying with the procedural requirements of Section 607.1320 of the FBCA such dissenters' rights.

           Management also reported to the Board that since the May 1, 2000 public announcement of the signing of the Merger Agreement, there had been no expression of interest, offer or proposal to acquire all or more than 15% of the Company's businesses, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, reorganization, tender or exchange offer or otherwise.

           At such meeting, the Board unanimously approved the Amendment, a copy of which is filed as Exhibit (e)(14) to the Schedule 14D-9 and is incorporated herein by reference, subject to the approval by the parties of the conditional settlement of the Litigation, as described in Item 8 below.

           On May 25, 2000, following the approval by the parties of the conditional settlement of the Litigation, as described in Item 8 below, the Company, the Purchaser and Numico executed the Amendment."

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The second paragraph of this item is amended to read in its entirety as follows:

           "Pursuant to the Morgan Stanley Engagement Letter, the Company has agreed to pay Morgan Stanley a transaction fee, based on the aggregate value of the transaction, of approximately $10,750,000. This fee is payable only upon the closing of the Offer. The payment of the fee does not depend on whether Morgan Stanley delivers its fairness opinion and no additional fee is payable to Morgan Stanley in respect of such fairness opinion."

ITEM 8.  ADDITIONAL INFORMATION.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

           The following paragraphs are added to Item 8(d):

           "On May 16, 2000, the Court denied without prejudice plaintiff's motion to conduct expedited discovery in anticipation of seeking to enjoin preliminarily consummation of the Merger. On May 19, 2000, plaintiff renewed his motion for expedited discovery and filed a motion to enjoin preliminarily the Company and the Company's directors from proceeding to consummate the Merger.

           Plaintiff filed, on May 22, 2000, an amended complaint adding the Purchaser as a defendant and alleging that the Purchaser is aiding and abetting the alleged breaches of fiduciary duties by the Company's directors. The Company and the Company's directors served, on May 22, 2000, a motion to dismiss the complaint based on the legal insufficiency of plaintiff's allegations. On May 24, 2000, the Company and the Company's directors served a motion to dismiss plaintiff's amended complaint based on the legal insufficiency of plaintiff's allegations.

           On May 25, 2000, the parties to the Litigation entered into a Memorandum of Understanding (a copy of which is attached hereto as Exhibit (e)(15) and incorporated herein by reference) providing for the settlement and dismissal with prejudice of the Litigation. Pursuant to the Memorandum of Understanding, the defendants to the Litigation have agreed, in order to avoid the burden and expense of further litigation and to put to rest all claims arising out of or relating in any way to the Offer or the Merger, that the Company will (i) mail to the Company's shareholders an amendment to the Schedule 14D-9 that will contain certain supplemental disclosures and (ii) issue a press release announcing that the parties to the Litigation have reached a settlement in principle subject to the approval of the Circuit Court of the 15th Judicial Circuit, in and for Palm Beach County, Florida. The Memorandum of Understanding is subject to a number of conditions, including, without limitation (i) the completion by plaintiff of discovery; (ii) the execution of a formal settlement agreement; (iii) the consummation of the Offer; and (iv) the final approval by the Court of the settlement. The principal terms of the Memorandum of Understanding are as follows:

           1. The Merger Agreement will be amended as set forth in Item 4 hereof; and

           2. The Company will amend the Schedule 14D-9, as more fully set forth herein (a) to disclose that there have been no inquiries by third parties to the Company since the announcement of the Merger Agreement on May 1, 2000 with respect to any expression of interest, offer or proposal to acquire all or more than 15% of the Company's businesses, assets or capital shares, whether by merger, consolidation, other business combination, purchase of assets, reorganization, tender or exchange offer or otherwise;
               (b) to provide the assumptions underlying the Company's financial projections set forth in Section 8 of Exhibit (a)(1) to the Schedule TO filed by Numico and Nutricia with the Securities and Exchange Commission on May 5,

               2000; and (c) to state that the receipt by Morgan Stanley of its transaction fee is not dependent on the issuance of a fairness opinion regarding the Offer and the Merger.

           Notwithstanding the fact that appraisal rights may not be available in connection with the Merger under the FBCA, the parties to the Merger Agreement have agreed to make appraisal rights available to all shareholders complying with the procedural requirements of the FBCA. Set forth below is a summary of the principal provisions of the FBCA dealing with the rights and remedies of dissenters to a merger. This summary is not a complete description and should be read in conjunction with the full text of Sections 607.1301, 607.1302 and 607.1320 of the FBCA, a copy of which is attached hereto as Annex B and incorporated herein by reference.

           Under the Merger Agreement as amended by the Amendment thereto (the 'Amended Merger Agreement'), each registered owner of shares of the Company's Common Stock has the right under Sections 607.1301, 607.1302 and 607.1320 of the FBCA to object to the Merger and demand in writing to be paid in cash the Fair Value (as hereinafter defined) of such shares. Such provisions must be strictly complied with or the dissenters' rights may be lost.

           'Fair Value,' with respect to a dissenters' shares, means the value of the shares as of the close of business on the day prior to (i) the date on which the Merger is approved by the Company's shareholders,
       (ii) the date on which the Company receives written consents from the requisite number of shareholders to approve the Merger, or (iii) in the case the Merger is completed without a shareholder vote or written consent pursuant to Section 607.1104 of the FBCA, the date prior to the day on which a plan of merger is mailed to each shareholder of the Company (any such date, the 'Shareholders' Authorization Date'), excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. The FBCA permits a shareholder to dissent as to less than all the shares registered in his or her name. In that event, the dissenter's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

           Unless all the procedures prescribed by the FBCA are followed by a Company shareholder who wishes to dissent from the Merger, the shareholder will be bound by the terms of the Amended Merger Agreement. To properly assert dissenters' rights at any meeting of the Company's shareholders called to approve the Merger, a shareholder must
       (i) deliver to the Company before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the Merger is effectuated, and (ii) not vote his or her shares in favor of the Merger. A proxy or vote against the Merger does not constitute such a notice of intent to demand payment. Each written notice of intent to demand payment should be sent to Rexall Sundown, Inc., 6111 Broken Sound Parkway, NW, Boca Raton, Florida 33487, Attention: General Counsel. If the Merger is to be effectuated by written consent without a meeting, then the Company shall deliver a copy of Sections 607.1301, 607.1302 and
       607.1320 of the FBCA to each shareholder simultaneously with any request for written consent or, if no such request is made, within 10 days after the date the Company receives written consents from the requisite number of shareholders necessary to approve the Merger.

           Within 10 days after the Shareholders' Authorization Date, the Company must give written notice of such approval to each shareholder who filed a notice of intent to demand payment for shares in the case where the Merger is approved at a meeting of shareholders, or, in any other case, to each shareholder excepting those who voted for or consented in writing to the Merger. Within 20 days after receipt of such notice, any shareholder who elects to dissent must file with the Company a notice of election, stating the shareholder's name, address, the number of shares as to which the dissent is made, and a demand for payment of the fair value of such shares. The certificates representing the dissenting shares must be deposited with the Company simultaneously with filing the election to dissent. Any Company shareholder failing to timely file an election to dissent will be bound by the terms of the Amended Merger Agreement. Upon filing such election to dissent, the shareholder will thereafter be entitled only to payment as provided in the Amended Merger Agreement and under the FBCA and will not be entitled to vote or to exercise any other rights of a shareholder. Once filed, an election to dissent may be withdrawn only under limited circumstances as described more fully in Section 607.1320 of the FBCA.

           Within 10 days after such 20 day period or 10 days after the Merger is effectuated, whichever is later, the Company must make to each dissenting shareholder a written offer to pay an amount the Company estimates to be the Fair Value of such dissenting shares. Such offer must be accompanied by the Company's balance sheet as of the latest available date and its related profit and loss statements. If the Company's offer is accepted by the shareholder within 30 days, payment for the dissenting shares must be made within 90 days after the date of such written offer or the Effective Time, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

           If the Company fails to make such offer within the period specified or if it makes the offer and the dissenting shareholder fails to accept it within 30 days, then an action may be filed in any court of competent jurisdiction in Palm Beach County, Florida requesting that the Fair Value of such shares be determined. All dissenting shareholders who are proper parties to the proceeding are entitled to judgment against the Company for the amount of the Fair Value of their shares. The court may, if it so elects, appoint one or more appraisers to receive evidence and recommend a decision on the question of Fair Value. The Company must pay each dissenting shareholder the amount found to be due him or her within 10 days after the final determination of the proceedings. The judgment may, at the discretion of the court, include a fair rate of interest. The costs and expenses of the proceeding shall be determined by the court and shall be assessed against the Company, except that all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the Company made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. SHAREHOLDERS WISHING TO DISSENT SHOULD CONSULT THEIR OWN COUNSEL.

           As a result of the settlement, plaintiff will not pursue his motion to enjoin preliminarily the consummation of the Merger. The settlement contemplated by the Memorandum of Understanding is subject to numerous conditions, including consummation of the Offer, the completion of confirmatory discovery, the execution of a stipulation of settlement and Court approval."

           A new subsection (g) is added as follows:

           "(g)  PROJECTIONS.

           The Company does not, as a matter of course, make public forecasts or projections as to its future financial performance. However, in connection with the negotiations between Numico and the Company, the Company made available to Numico and its representatives certain nonpublic information (the 'Projections') regarding the Company's projected operating performance. The Projections were included in the Offer to Purchase and are also set forth below. The Projections indicated that for the fiscal year ending August 31, 2000 and for the calendar years ending December 31, 2000, 2001 and 2002, the Company's net revenue, earnings before interest and income taxes ('EBIT'), earnings before interest, income taxes, depreciation and amortization ('EBITDA') and net earnings were projected to be:

                              REXALL SUNDOWN, INC.
                CERTAIN PROJECTIONS OF FUTURE OPERATING RESULTS
                                 (IN THOUSANDS)

                                                        YEAR ENDING DECEMBER 31,
                               FISCAL YEAR ENDING   --------------------------------
                                AUGUST 31, 2000       2000       2001        2002
                               ------------------   --------   --------   ----------
Net revenue..................       $747,500        $807,300   $940,200   $1,079,300
EBIT.........................        129,396         148,376    183,179      210,859
EBITDA.......................        150,103         171,930    210,025      240,772
Net income...................         74,387          83,040    104,056      122,225

           The Projections reflect the Company's forecast of its consolidated net revenue, EBIT, EBITDA and net earnings on a stand-alone basis and without reflecting any potential synergies from the consummation of the Offer and the Merger.

           The foregoing projections are based upon certain assumptions, including the following:

           (i)  Assumptions for the fiscal year ending August 31, 2000:

                                                                                                 PROJECTED
                        ACTUAL FOR SIX                                     PROJECTED SIX           FISCAL
                         MONTHS ENDED                                      MONTHS ENDING        YEAR ENDING
                       FEBRUARY 29, 2000    MET-RX(1)    WORLDWIDE(2)   AUGUST 31, 2000(3)    AUGUST 31, 2000
                       -----------------   -----------   ------------   -------------------   ----------------
                                                           (IN THOUSANDS)
Net revenue..........      $318,427          $54,700        $28,700          $345,673             $747,500
EBIT.................        46,869            7,848          6,087            68,592              129,396
EBITDA...............        55,588            9,466          7,359            77,690              150,103
Net income...........        28,662            2,501          2,116            41,108               74,387

------------------------

    (1) Represents estimated increase attributable to the January 7, 2000 acquisition of MET-Rx Nutrition, Inc. ('MET-Rx').

    (2) Represents estimated increase attributable to the March 23, 2000 acquisition of Worldwide Sport Nutritional Supplements Inc. ('Worldwide').

    (3) Represents actual results for the six months ended February 29, 2000, increased by the organic sales growth in the second half of fiscal year 2000 as compared to the first half of fiscal year 2000 and cost savings initiatives expected to be realized during the second half of fiscal year 2000. The operations of the SDV Vitamins mail order division, which was sold in March 2000, and the Thompson division, which the Company is currently attempting to sell, have been eliminated.

    (ii) Assumptions for the calendar year ending December 31, 2000:

         1. Projections for the September 2000 through December 2000 period have been added to the fiscal year 2000 projections and the actual results for the September through December 1999 period have been eliminated.

         2. Projections for September 2000 through December 2000 are assumed to be four times the projected average monthly results during the fourth quarter of the Company's fiscal year 2000 less approximately $10.5 million in revenue and associated profits to account for seasonality (as the Company's fourth quarter is generally stronger than the first quarter of the subsequent fiscal year).

   (iii) Assumptions for the calendar year ending December 31, 2001:

         1. The calendar year 2000 projections in (ii) above have been adjusted to account for (A) inclusion of a full year of estimated MET-Rx integration savings and (B) inclusion of a full year of estimated Worldwide results.

         2. A 15% growth rate in net revenues and EBITDA from the 2000 projections, as adjusted as described above.

    (iv) Assumptions for the calendar year ending December 31, 2002:

           A 15% growth rate in net revenues and EBITDA from the 2001 projections.

           THE PROJECTIONS WERE PREPARED SOLELY FOR INTERNAL USE AND NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. THE PROJECTIONS AND ASSUMPTIONS ARE INCLUDED IN THIS SCHEDULE 14D-9 SOLELY BECAUSE THE PLAINTIFF IN THE LITIGATION DEMANDED THE DISCLOSURE OF SUCH INFORMATION AS PART OF THE SETTLEMENT OF THE LITIGATION AS DISCUSSED ABOVE. THE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND WERE NOT PREPARED WITH THE ASSISTANCE OF, AUDITED OR REVIEWED BY, ANY INDEPENDENT ACCOUNTING FIRM, NOR DID ANY SUCH FIRM PERFORM ANY OTHER SERVICES WITH RESPECT THERETO. THE PROJECTIONS ARE BASED ON VARIOUS ASSUMPTIONS INCLUDING THOSE STATED HEREIN AND MAY ALSO BE AFFECTED BY A VARIETY OF FACTORS RELATING TO THE BUSINESSES OF THE COMPANY, INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, WHICH ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THE ASSUMPTIONS INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC AND COMPETITIVE CONDITIONS, INFLATION RATES AND FUTURE BUSINESS CONDITIONS. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THE PROJECTIONS AND ASSUMPTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY, NUMICO, THE PURCHASER OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES CONSIDERED OR CONSIDER THE PROJECTIONS OR ASSUMPTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS AND ASSUMPTIONS SHOULD NOT BE RELIED UPON AS SUCH. NONE OF THE COMPANY, NUMICO, THE PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS OR ASSUMPTIONS. NONE OF NUMICO, THE PURCHASER OR THE COMPANY IS UNDER ANY OBLIGATION TO OR HAS ANY INTENTION TO UPDATE THE PROJECTIONS OR ASSUMPTIONS AT ANY FUTURE TIME."

ITEM 9. EXHIBITS.(1)


     *+  (a)(1)   Offer to Purchase dated May 5, 2000.
     *+  (a)(2)   Letter of Transmittal.
      *  (a)(3)   Letter to Shareholders of the Company dated May 5, 2000.
      +  (a)(4)   Press Release of the Company, dated May 1, 2000.
      +  (a)(5)   Form of Summary Advertisement dated May 5, 2000.
         (a)(6)   Form of Press Release of the Company dated May 25, 2000.
      *  (a)(7)   Letter to Shareholders of the Company dated May 25, 2000.
      +  (e)(1)   Agreement and Plan of Merger dated as of April 30, 2000.
      +  (e)(2)   Shareholder Agreement, dated April 30, 2000.
      *  (e)(3)   Opinion of Morgan Stanley & Co. Incorporated.
      +  (e)(4)   Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Damon DeSantis.
      +  (e)(5)   Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Geary Cotton.
      +  (e)(6)   Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Richard Goudis.
      +  (e)(7)   Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Gerald Holly.
      +  (e)(8)   Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Richard Werber.
      +  (e)(9)   Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Carl DeSantis.
      +  (e)(10)  Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Nickolas Palin.
      +  (e)(11)  Employment Agreement, dated as of April 30, 2000, among
                    Numico, the Company and Christian Nast.
      +  (e)(12)  Benefits Letter, dated April 30, 2000, by and between Numico and the Company.
      +  (e)(13)  Confidentiality Agreement, dated March 22, 2000, by and between Numico and the Company.
         (e)(14)  Amendment to Agreement and Plan of Merger dated as of
                    May 25, 2000.
         (e)(15)  Memorandum of Understanding dated May 25, 2000.

------------------------

*   Included in materials delivered to shareholders of the Company.

+ Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated May 5, 2000, and incorporated herein by reference.

(1) All exhibits previously filed except for Exhibits (a)(6), (a)(7), (e)(14) and (e)(15).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       REXALL SUNDOWN, INC.

                                                       By:  /s/ DAMON DESANTIS
                                                            -----------------------------------------
                                                            Name: Damon DeSantis
                                                            Title: PRESIDENT AND CHIEF EXECUTIVE
                                                            OFFICER

May 25, 2000

                                    ANNEX B

                         DISSENTERS' RIGHTS PROVISIONS
                    OF THE FLORIDA BUSINESS CORPORATIONS ACT

607.1301 DISSENTERS' RIGHTS; DEFINITIONS.

The following definitions apply to SectionSection 607.1302 and 607.1320:

(1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to Section 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302 RIGHT OF SHAREHOLDERS TO DISSENT.

    (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

    (a) Consummation of a plan of merger to which the corporation is a party;

            1. If the shareholder is entitled to vote on the merger, or

            2. If the corporation is a subsidiary that is merged with its parent under Section 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of Section 607.1104;

    (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to Section 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

    (c) As provided in Section 607.0902(11), the approval of a control-share acquisition;

    (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

    (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

            1. Altering or abolishing any preemptive rights attached to any of his or her shares;

            2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

            3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

            4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

            5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

            6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

            7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

        (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

        (2) A shareholder dissenting from any amendment specified in paragraph
    (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

        (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

        (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

        (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

607.1320  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

    (1)  (a) If a proposed corporate action creating dissenters' rights under
Section 607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of SectionSection 607.1301,
607.1302 and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

        1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

        2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

      (b) If proposed corporate action creating dissenters' rights under
Section 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of SectionSection 607.1301, 607.1302 and

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607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

    (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

    (3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

    (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

        (a) Such demand is withdrawn as provided in this section;

        (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

        (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

        (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

    (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

    (6) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

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    (7) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

    (8) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

    (9) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

    (10) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

    (11) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

    (12) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

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